CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT

September 28, 2007

Capital Alliance Group to Retain Investor Communication Services

Capital Alliance Group Inc. (TSX.V: CPT) reports that it has engaged Vantage Communications Ltd. (“Vantage”) to provide investor communication services for six months.  Vantage has been granted a stock option to purchase 120,000 common shares of Capital Alliance at a price of $1.62 per share.  The option is exercisable during the term of the agreement and for a period of 30 days thereafter, and is subject to the vesting requirements of the TSX Venture Exchange.  They will also be paid a monthly retainer fee of $10,000 from unallocated working capital.  Vantage can assist the company in reaching out to potential investors and expand our shareholder base.

About Vantage Communications Ltd.:

Vantage is based in Vancouver, BC and was incorporated in May 2006 with the intent of providing clients with innovative investor relations strategies, including telephone, email and website information dissemination.  Vantage aims to enhance the flow of information to shareholders and potential new shareholders while increasing market awareness throughout the investment community.  Vantage does not own nor have the intention to acquire securities of Capital Alliance at this time, aside from the stock options to be issued to it under its services agreement with Capital Alliance.  Vantage is owned by Kyle Johnston.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

 THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.